Exhibit 99.1

PRESS RELEASE

Finjan Enters into Agreement to be Acquired by Affiliates of Fortress in an
All Cash Transaction

EAST PALO ALTO, Calif., June 10, 2020 - Finjan Holdings, Inc. (NASDAQ: FNJN) (Finjan) today announced that it has entered into a definitive agreement (the “Merger Agreement”) pursuant to which affiliates of Fortress Investment Group LLC (collectively “Fortress”) would acquire all outstanding shares of Finjan common stock for $1.55 per share in cash (the “Transaction”), representing an aggregate equity value of approximately $43.9 million. Finjan, a recognized pioneer in the development of cybersecurity technologies, will maintain its brand and business model post-transaction, licensing and enforcing a substantial patent portfolio that has been consistently upheld by courts and patent offices.

Under the terms of the Merger Agreement, Fortress will commence a tender offer to purchase all the outstanding shares of Finjan’s common stock for $1.55 per share in cash. The closing of the tender offer is subject to customary conditions, including the tender of a majority of the outstanding shares of Finjan’s common stock.  Following successful completion of the tender offer, Fortress will acquire all remaining shares not tendered in the offer through a merger at the same price as in the tender offer.

Finjan’s Board of Directors unanimously approved the Merger Agreement and recommends that shareholders tender their shares.  In connection with the Merger Agreement, directors and officers of the Company, together with shareholders, in the aggregate holding approximately 28 percent of the outstanding shares of common stock of the Company, have agreed to tender their shares in the offer pursuant to support agreements.

The Transaction is not subject to any financing condition and is expected to close in the third quarter of 2020.

Daniel Chinn, Chairman of Finjan Holdings, stated, “The Board of Directors thoroughly evaluated all of our strategic options, giving careful consideration to the current unprecedented and uncertain environment, and we believe that this transaction will provide the best outcome for Finjan and its stockholders. We appreciate the continued patience of our investors and employees and thank them for their support.  We recommend all shareholders to tender their shares in the offer.”

Phil Hartstein, President and Chief Executive Officer of Finjan, commented, “We believe that this transaction strengthens our ability to continue executing our business model, particularly while facing unpredictable timelines in the court system and a challenging macro-economic environment. The acquisition enables Finjan to continue to pursue our licensing mission and expand our reputation and credibility on policy related initiatives, while providing us greater resources and opportunities as a Fortress portfolio company.”

Eran Zur, Managing Director and head of the Fortress IP Finance Group, commented, “Finjan pioneered many of the technologies that underpin how companies protect their networks from cyberattacks. Finjan had the foresight to patent its innovations and its patent portfolio has been repeatedly upheld by courts and patent offices while being widely licensed to industry players.  Fortress and Finjan share a strong belief in the importance of preserving a patent system that allows innovators to earn a fair return on their investment and we look forward to supporting Finjan as it moves forward with its licensing program.”

Atlas Technology Group, LLC is acting as exclusive financial advisor to Finjan, and Perkins Coie LLP and GCA Law Partners LLP are serving as legal advisors to Finjan.  Sidley Austin LLP is serving as legal advisor to Fortress.

Important Information
The tender offer for the outstanding common stock of Finjan referred to in this document has not yet commenced. This document for informational purposes only and is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of Finjan’s common stock or any other securities. The solicitation and the offer to purchase shares of Finjan’s common stock will only be made pursuant to an offer to purchase and related materials that CFIP Goldfish Merger Sub Inc., an affiliate of Fortress (“Merger Sub”) intends to file with the Securities and Exchange Commission (the “SEC”) and this document is not a substitute for such materials. At the time the tender offer is commenced, Merger Sub will file a Tender Offer Statement on Schedule TO with the SEC, and soon thereafter Finjan will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. There is no assurance the Transaction will be completed as described above or at all, or that the anticipated closing date will materialize.

Stockholders of Finjan are urged to read the Schedule TO (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement on Schedule 14D-9, as each may be amended or supplemented from time to time, and any other relevant documents filed with the SEC carefully when they become available, before making any decision with respect to the tender offer because these documents will contain important information about the proposed transactions and the parties thereto such stockholders should consider.

The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of Finjan at no expense to them. Investors may obtain free copies of the Schedule TO and Schedule 14D-9, as each may be amended or supplemented from time to time, and other documents filed by the parties (when available), at the SEC’s web site at www.sec.gov or by visiting Finjan’s Investor Relations website at ir.finjan.com or by contacting Finjan’s Investor Relations Department by phone at 650-282-3245 or by e-mail at investors@finjan.com.

About Fortress Investment Group LLC
Fortress Investment Group LLC is a leading, highly diversified global investment manager with approximately $43.5 billion of assets under management as of December 31, 2019. Founded in 1998, Fortress manages assets on behalf of over 1,750 institutional clients and private investors worldwide across a range of credit and real estate, private equity and permanent capital investment strategies.

About Finjan Holdings, Inc.
Established in 1996, Finjan is a globally recognized pioneer in cybersecurity. Finjan's inventions are embedded within a strong portfolio of patents focusing on software and hardware technologies used to proactively detect previously unknown and emerging threats on a real-time, behavior-based basis. After receiving initial funding from a broad group of investors, including venture, private equity, and large software and technology companies. Finjan has continued to grow through investments in innovation, strategic acquisitions, and partnerships promoting economic advancement and job creation.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995
Statements about the expected timing, completion and effects of the transaction and all other statements in this news release, other than historical facts, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. When used in this news release, the words “expect,” “believe,” “anticipate,” “goal,” “plan,” “intend,” “estimate,” “may,” “will” or similar words are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. All forward-looking statements speak only as of the date hereof, are based on current expectations and involve a number of assumptions, known and unknown risks, uncertainties and other factors that could cause the actual results to differ materially from the information expressed or implied by these forward-looking statements. The proposed Transaction may not be completed on the terms described above or at all because of a number of factors, including, but not limited to: (1) uncertainties as to the timing of the tender offer, (2) uncertainties as to how many of Finjan’s stockholders will tender their stock in the offer, (3) the risk that the proposed Transaction may not be completed in a timely manner or at all, (4) the possibility that competing offers or acquisition proposals for Finjan will be made, (5) the possibility that any or all of the various conditions to the tender offer or merger may not be satisfied or waived, (6) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances that would require Finjan to pay a termination fee and expense reimbursement, (7) risks related to disruption of management’s attention from Finjan’s ongoing business operations due to the proposed Transaction, (8) the Transaction may involve unexpected costs, liabilities or delays, (9) Finjan’s business may suffer as a result of the uncertainty surrounding the Transaction, including the timing of the completion of the Transaction, (10) the outcome of any legal proceeding relating to the Transaction, (11) Finjan may be adversely affected by other economic, business and/or competitive factors, and (12) other risks to completion of the Transaction, including circumstances beyond Finjan’s control, which may adversely affect Finjan’s business and the price of its common stock.

Actual results may differ materially from those indicated by such forward-looking statements. In addition, the forward-looking statements represent Finjan’s views as of the date on which such statements were made. Finjan expressly disclaims any obligation to update or revise forward-looking information to reflect new events or circumstance. Additional factors that may affect the business or financial results of Finjan are described in the risk factors included in Finjan’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, and in its Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and available at ir.finjan.com/financial-information, as well as the Schedule 14D-9 to be filed by Finjan and the Schedule TO and related offer documents to be filed by Merger Sub, and other filings Finjan makes with the SEC from time to time.

Investor Contact:
Valter Pinto
KCSA Strategic Communications
(650) 282-3245
investors@finjan.com